SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|  No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Exhibit 1

Cautionary Statement for the purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2

Notice and Proxy Materials relating to the Futuremedia PLC Extraordinary General Meeting to be held on July 28, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company


By: /s/ Leonard Fertig
    ------------------------
    Leonard Fertig
    Chief Executive Officer


Date:  June 17, 2005

                                    EXHIBIT 1

               CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE
                  HARBOR" PROVISIONS OF THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction, plans, objectives or goals, and future economic performance or prospects. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.

                                    EXHIBIT 2

                                                                     FUTUREMEDIA
                                                            making learning work

This document is important and requires your immediate attention. If you are in any doubt as to what action to take, you should consult a stockbroker, bank manager, legal adviser, accountant, licensed dealer or other independent adviser.

If you have sold or transferred all of your registered holding of ADRs in Futuremedia PLC, please forward this and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


                                 Futuremedia PLC
               Registered in England under company number 01616681

Directors                                                 Registered Office
---------                                                 -----------------
Jan Vandamme                                              Nile House
Leonard M. Fertig                                         Nile Street
Michiel Steel                                             Brighton, East Sussex
Mick Pilsworth                                            BN1 IHW
John Schwallie


                                                                   June 17, 2005

To the holders of American Depositary Receipts ("ADRs")

Dear ADR holder,

We write to explain the proposal which is being put to shareholders of Futuremedia PLC ("Futuremedia" or the "Company") at the Extraordinary General Meeting to be held on 28th July 2005 at 9.30 am at its offices at Nile House, Nile Street, Brighton East Sussex, England.

In summary, the Board is seeking authority for the adoption of an all employee Share Incentive Plan (the "SIP"), an Enterprise Management Incentive Plan (the "EMI Plan") and a new Unapproved Share Option Plan (the "2005 Unapproved Plan").

In order to benefit from tax favoured treatment in the UK, the SIP will be in a form capable of approval by the UK Inland Revenue and the EMI will meet prescribed UK statutory requirements. The 2005 Unapproved Plan will provide additional flexibility to provide equity-based incentives but without tax favoured treatment. The SIP, the EMI Plan and the 2005 Unapproved Plan are referred to herein together as the "New Plans".

The Company currently operates three share option plans: t he Approved Executive Share Option Scheme; the Unapproved Executive Share Option Scheme; and the 2005 Option Plan for New Employees. There are currently outstanding options to purchase an aggregate of 5,070,818 shares under these plans, including 610,000 options under the 2005 Option Plan for New Employees. Details regarding the 2005 Option Plan for New Employees were announced in a press release dated 2 March 2005. The Board has resolved that no further options will be granted under these existing plans and that such plans shall be terminated, subject to the exercise or expiry of the outstanding options under these plans. Any future options or equity incentive awards are expected to be granted under the New Plans.

The maximum number of shares which may be issued upon the exercise of options or subject to awards under the New Plans taken together is 10,000,000 shares, which together with the number of shares which may be issued upon exercise of options under the Company's existing option plans (as described above), represents a total option pool of 15,070,818 shares or approximately 16.4% of the Company's currently outstanding capital.

SIP

The SIP will be operated and administered in conjunction with an employee trust. The SIP will provide the opportunity for employees to purchase shares in the Company and the facility for the Company to award matching shares to employees who do so, at no cost to participants. It will also allow the Company to award free shares to employees. At the discretion of the Board, the award of free shares for any year might be dependent on the achievement of specified performance targets. Awards might be satisfied either by the issue of new Futuremedia shares or by market purchases by the SIP Trust.

The SIP will encourage long-term employee share ownership because free and matching shares must normally be kept in the SIP for at least three years and might be forfeited if an employee left in certain circumstances. SIP awards enjoy tax favoured treatment if shares are retained in the SIP for the required period.

Appendix I summarises the SIP and the conditions that must be satisfied to fulfill the various eligibility criteria.

EMI Plan

The EMI framework was introduced in the UK Finance Act 2000 and continues to provide a popular tax advantaged share option plan for employees. The EMI Plan will provide the opportunity for employees to acquire shares in the Company on a tax favoured basis in the UK if applicable eligibility and procedural requirements are met.

Appendix II summarises the EMI Plan and the conditions that must be satisfied to fulfill the various eligibility criteria.

2005 Unapproved Plan

The 2005 Unapproved Plan will provide the opportunity for employees, non-employee directors, consultants and advisers to the Company to acquire shares in the Company. As described in more detail in Appendix III, the 2005 Unapproved Plan is intended to govern the exercise of certain existing options the exercise of which is subject to shareholder approval of the 2005 Unapproved Plan at the Extraordinary General Meeting.

As noted above, a summary of the principal terms of the SIP is set out in the Appendix I, the EMI in Appendix II and the new option scheme in Appendix III. Copies of the full plan documents are available for inspection at the Company's registered office and at the offices of MM & K Limited, 1 Bengal Court, Birchin Lane, London EC3V 9DD during normal business hours until the close of the Extraordinary General Meeting and at the place of the meeting from 9.30 a.m. until the close of the meeting. The Board reserves the right up to the time of the meeting to make such additions and amendments to the rules as it may consider necessary or desirable provided that such amendments and additions do not conflict in any material respect with the summaries and other details contained in this circular. The Board also reserves the right to make such modifications to the New Plans as may be necessary or desirable to take account of local statutory, fiscal, securities or other applicable regulations as may apply in the event that participation in any of the New Plans is extended to local employees of overseas subsidiaries.

Action to be Taken

All ADR holders are invited, and if you wish to attend, either in person or by proxy, it would be helpful if could please advise before July 21, 2005 on the enclosed form, in order that sufficient places are available, and bring personal identification with you.

If you wish to record your vote at this meeting on any resolution, either in person or by proxy, please complete the enclosed proxy form and return it as instructed. Your vote will not be included without the proper completion and filing of this form, even if you attend on the day.

Recommendation

Your directors are of the opinion that the Resolutions to be proposed at the Extraordinary General Meeting are in the best interests of the Company and recommend you to vote in favour of them. They will be doing so in respect of their own beneficial shareholdings.

The Company expects to prepare and file an S-8 Registration Statement with the United States Securities and Exchange Commission ("SEC") in connection with the New Plans as soon as reasonably practicable after the Extraordinary General Meeting.

A copy of this notice is also being filed electronically with the SEC on Form 6-K and should be available on the SEC's website (www.sec.gov).

Yours sincerely,

Jan Vandamme
Chairman

                                 FUTUREMEDIA PLC

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Nile House, Nile Street, Brighton, BN1 1HW, England, on 28th July, 2005 at 9:30 am for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as ordinary resolutions:

      1. That the Futuremedia PLC Share Incentive Plan ("SIP"), details of which are set out in a letter to shareholders dated June 17, 2005, be and is hereby approved, and that the directors be authorized to implement the SIP and to allot and issue shares under the SIP in accordance with its terms.

      2. That the Futuremedia PLC Enterprise Management Incentive Plan ("EMI"), details of which are set out in a letter to shareholders dated June 17, 2005, be and is hereby approved and that the directors be authorized to implement the EMI to grant options under this plan to eligible individuals and to allocate and issue shares pursuant to the exercise of such options.

      3. That the Futuremedia PLC 2005 Unapproved Share Option Scheme ("2005 Unapproved Plan"), details of which are set out in a letter to shareholders dated June 17, 2005, be and is hereby approved and that the directors be authorized to implement the 2005 Unapproved Plan, to grant options under this plan to eligible individuals and to allocate allot and issue shares pursuant to the exercise of such options.

                                                          By Order of the Board

                                                          P G Machin
                                                          Secretary

Registered Office: Nile House, Nile Street, Brighton, East Sussex, England BN1
1HW

Dated: 17 June 2005

NOTES:

(1) A member entitled to attend and vote at this Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(2) Members and proxies may be asked to produce evidence of their identity in order to be admitted to the Meeting.

                                Voting Procedures


The votes of shareholders present in person or represented by proxy at the Extraordinary General Meeting will be tabulated by the Company Secretary.

A quorum, consisting of at least two persons present in person or by proxy, and holding or representing by proxy in aggregate not less than one-third of the issued share capital of the Company, on June 21, 2005 will be required for the transaction of the business on the agenda for the Extraordinary General Meeting. The Bank of New York, as depositary of the Company's ADR facility, is expected to be represented at the Meeting and, in such case, shares held by the Bank of New York in its capacity as depositary that are not otherwise represented at the Meeting by proxy shall be counted for purposes of a quorum.

The affirmative vote of the majority of the holders of shares present in person or by proxy and voting at the Extraordinary General Meeting is required to approve the resolutions on the agenda for the Extraordinary General Meeting.

The enclosed proxy, if executed and returned, will be voted as directed in the proxy.

The Company Secretary,
Futuremedia PLC
Nile House,
Nile Street,
Brighton,
East Sussex BN1 1HW
England
Fax: (0041) 1273-829702
E-mail: fm@futuremedia.co.uk

I will/will not* be attending the Company's E.G.M on Thursday July 28th, 2005 at
9.30 am

*delete as appropriate



                                                     Signed.....................

                                           Please print name ...................

                                                       Address..................

                                                       .........................

Appendix I

Summary of the Principal Terms of the Share Incentive Plan ("the SIP").

Introduction

The purpose of the SIP would be to provide employees with the opportunity to acquire shares in Futuremedia PLC to give them a continuing stake in the company. Under the SIP:

(a) Participants would have the ability to enter into an agreement to use up to GBP1,500 per year out of pre-UK tax and pre-UK National Insurance contributions ("NICs") salary to buy shares in Futuremedia PLC ("Partnership Shares").

(b) The Company would have the discretion to match the Partnership Shares acquired with so called "Matching Shares", at no cost to participants. Whether the Company would match Partnership Shares and if so what the matching ratio (which may not exceed two Matching Shares for each Partnership Share) would be, would be announced when an invitation is made.

(c) In addition to Partnership and Matching Shares (or even in isolation), the Company would have the discretion to award up to GBP3,000 of free shares ("Free Shares") to each eligible employee in an income tax year. The award of Free Shares could be dependent on individual, business unit or corporate performance.

Within the framework of the rules of the SIP summarised below, the Board or the Compensation Committee of the Board would determine in advance of each SIP plan year whether a Partnership Share invitation would be made, and if so, whether the Company would offer Matching Shares. It would also decide whether, and if so on what terms, an award of Free Shares would be made.

Participation

All UK employees of the Company and any participating subsidiaries who are chargeable to UK income tax under the UK The Income Tax (Earnings and Pensions) Act 2003 and have completed a specified period of continuous service would be eligible to participate in the SIP. The specified service period could not be longer than 18 months and would have to be the same for all employees although it could be amended from time to time by the Board.

Partnership Share Allocations

For each period, not exceeding 12 months, (the "Accumulation Period") for which the Board determined that Partnership Share agreements would be offered, employees could choose to allocate up to a specified amount (not exceeding GBP1,500 per year or 10% of taxable salary if less) of their salary for the purchase of Company shares. Payment would be made by way of payroll deductions to the Trustees of the Company Share Incentive Plan Trust. There would be one opportunity only to enter into a Partnership Share agreement each year.

An employee could stop and, within limits, restart deductions from salary during the Accumulation Period by giving notice to the Trustees who would be holding Partnership Share money on a participant's behalf. If employees withdrew from the SIP before Partnership Shares had been bought, their accumulated contributions would be paid to them by the Trustees after deduction of appropriate UK taxes (including income tax and NICs). There would be no obligation on the Trustees to provide for the Partnership Share money to earn interest. Within 30 days of the end of each Accumulation Period, the Trustees would purchase Partnership Shares on behalf of the Participants, or appropriate shares already held by the Trust to participants, as applicable. The number of Partnership Shares received by a participant would be determined by reference to the lower of their market value at the beginning and end of the Accumulation Period.

When Partnership Shares were acquired on behalf of an employee they could be withdrawn from the SIP at any time on payment of the appropriate UK taxes (including income tax and NICs).

Matching Shares

The Board will have discretion to offer Matching Shares to participants who purchase Partnership Shares, the ratio not to exceed two Matching Shares for each Partnership Share. The Matching Share ratio would be notified to employees before they entered into a Partnership Share agreement. In respect of any offer of Matching Shares the Board could exercise its discretion to decide that if a participant:

(a) withdrew his Partnership Shares from the SIP during a period not to exceed three years; and/or

(b) ceased to work for the group during a specified period not to exceed three years from the date of the share award the Matching Shares would be forfeited.

In addition, the Board could decide that any offer of Matching Shares be subject to a holding period in excess of the three year minimum but not to exceed five years.

Free Share Awards

Each year at the discretion of the Board an award of free shares could be offered to all eligible UK employees. No employee could receive an award of more than GBP3,000 in any income tax year. The Board would determine in respect of each award whether that award was to be:

(a) dependent on the achievement of performance targets set on a basis consistent with Inland Revenue limits;

(b) subject to a holding period during which time the Free Shares would have to be held in the SIP unless the participant's employment ceased, when his or her shares would have to be withdrawn. A holding period must not be less than three years or exceed five years but otherwise would be determined by the Board.

(c) subject to forfeiture provisions such that participants would forfeit their shares if their employment ceased for a reason other than death, injury, disability, redundancy or retirement.

Shares must generally be offered on similar terms which means that the number of shares received by an employee must be determined by remuneration, length of service or hours worked, or a combination of these factors as set out in the plan rules. For any award of Free Shares which the Board determined would depend on the achievement of performance targets, the Board would notify participants before the beginning of the relevant measurement period on which basis this would be done and in particular which Methods as prescribed in the legislation will apply.

Reinvestment of Dividends

The SIP could provide that all dividends in respect of a participant's shares held in the SIP be applied in acquiring further shares on his or her behalf provided that the amount so applied could not exceed GBP1,500 in each tax year. The holding period during which, generally, dividend shares must remain in a SIP is three years.

Retention Period

Once Free and Matching and Dividend Shares had been allocated to a participant the shares would be retained in the SIP by the Trustees on behalf of the participant, subject to any forfeiture and/or holding period provisions. Partnership Shares could be withdrawn from the SIP at any time.

Share Acquisitions

The Trustees could either subscribe for or purchase shares for the purpose of providing Partnership Shares and Dividend Shares and for awards of Free and Matching Shares. Any shares subscribed would rank equally with all other shares then in issue.

Whilst a participant's shares remained held by the Trustees, he or she would be the beneficial owner and would be entitled to receive dividends and, through the Trustees, to vote, to participate in rights and capitalisation issues and to elect to receive scrip dividends in substantially the same way as other shareholders.

SIP Limits

No awards would be made under the SIP more than 10 years after the date on which the Plan is formally approved by the UK Inland Revenue. The aggregate number of new shares available to be issued under the SIP, when aggregated with new shares available to be issued under the EMI Plan and the 2005 Unapproved Plan, shall not exceed 10,000,000 ordinary shares of the Company.

SIP Benefits Not Pensionable

Benefits under the SIP would not be taken into account for the pension entitlements of any participant.

Terms of Issue

Any shares allotted would rank equally with all other issued shares of the Company save that if the shares were allotted after the record date for a dividend, rights issue or other distribution, the shares would not be entitled to participate in the relevant dividend, rights issue or other distribution.

Amendments

With the prior approval of the UK Inland Revenue the Board of Directors could at any time alter or add to the rules of the SIP or the terms of any award made under it. However, any provisions relating to:

(a)      the persons to whom shares were provided under the SIP;

(b)      the limitations on the number or amount of shares subject to the SIP;

(c)      the maximum entitlement of any one participant under the SIP;

(d) the basis of determining a participant's entitlement to shares or the adjustment thereof in the event of a capitalisation issue, rights issue sub-division or consolidation of shares or reduction of capital or on any other variation of capital;

could not be altered to the advantage of existing or future participants without the prior consent of the shareholders of the Company in general meeting (except as specified below and save for other minor amendments to benefit the administration of the SIP and any amendments to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants, the Company or any subsidiary).

Any amendments to the SIP will also be subject to applicable shareholder approval requirements under the rules of The Nasdaq Stock Market.

Appendix II

Summary of the Principal Terms of the Enterprise Management Incentive Plan ("the EMI Plan").

Introduction

The purpose of the EMI Plan would be to provide employees with shares in Futuremedia PLC to give them a continuing stake in the company. The EMI Plan is another form of UK Inland Revenue approved discretionary share option plan. EMI options attract the most generous income and capital gains tax reliefs of any share option plan in the UK. There are a number of detailed qualifying conditions that must be met in order for the Company to be able to establish such a plan. Within the framework of the EMI summarised below, the Board of Directors would determine the terms of the Plan so as to comply with the requirements of the UK legislation governing the grant of EMI share options.

The operation of the EMI Plan will be overseen by the Board or a duly authorised committee of the Board.

Eligibility

An employee would be eligible for an EMI option only he is required to spend:

      o     at least 25 hours per week, (the 25 hours requirement)

      o     if less, 75% of his "working time", (the 75% requirement)

working as an employee for the Company whose shares are subject to the EMI option, and/or qualifying subsidiaries.

Grant of options

No payment would be required for the grant of an option. Options would not be pensionable and could not be transferred (except in the event of death). No options could be granted more than 10 years after the approval of the Plan by shareholders. The option would need to be granted by written agreement between the Company and the employee. The option agreement would have to contain certain specified terms. The UK Inland Revenue would have to be notified within 92 days of the grant of the option.

Subject to the terms of conditions of the EMI Plan, the price per share at which an option may be exercised may not be less than the market value of the Company's American Depositary Shares ("ADSs") as reported by the NASDAQ SmallCap Market (or any other national or international securities exchange on which the shares are traded) at the time of grant.

Tax Advantages

The tax advantages for UK taxpayers of options issued under EMI arrangements are as follows:

(a) No income tax charge or national insurance contributions (NICs) on grant;

(b) No income tax charge on the exercise of options if exercised within 10 years of grant, provided the exercise price is not less than the market value of the shares at the date of grant. If the exercise price is less than the market value of the shares at the date of grant, liabilities to income tax and UK National Insurance Contributions ("NICs") arise when the option is exercised on the difference between the total amount paid for the shares and, generally, the lower of the market value of the shares at the date of grant and their unrestricted market value at the date of exercise; and

(c) Provided the shares qualify for relief as business assets (as is to be expected), Capital Gains Tax ("CGT") taper relief is allowed from the date the option is granted, rather than the date shares are acquired (on exercise) as is the case for UK tax purposes with other share option schemes. If the shares are sold more than two years from the date of the grant of the option, then CGT would be at an effective rate of just 10% of the gain.

Exercise of options

The option could not be exercised later than 10 years from the date of grant. Performance and vesting conditions could apply to all options granted under the Plan. The Board of Directors could impose different conditions (if any) on options granted in subsequent years. The targets could be adjusted in certain circumstances, for example in the event of a variation in the Company's share capital.

Options would lapse upon cessation of employment, unless the Board of Directors decided otherwise, except where the cessation of employment was by reason of death, injury, ill-health, disability, redundancy, retirement at or after contractual retirement age or early retirement with the consent of the Company and the Board of Directors, or the sale from the group of the Company or business in which an employee works. In such cases, options would be capable of exercise for a period of six months (or such longer period as may be decided by the Board of Directors). Unless the Board of Directors decided that there were exceptional circumstances, an option could only be exercised to the extent the performance conditions had been met (but measured over a shorter period). In the event of a takeover, scheme of arrangement or winding up of the Company an option could be exercised early, but unless the Board of Directors decided that there were exceptional circumstances, only to the extent that performance conditions had, in the opinion of the Board of Directors, been met (but measured over a shorter period).

Terms of Issue

Any shares allotted would rank equally with all other issued shares of the Company save that if the shares were allotted after the record date for a dividend, rights issue or other distribution, the shares would not be entitled to participate in the relevant dividend, rights issue or other distribution.

EMI Limits

No options would be issued under the EMI Plan more than 10 years after the Plan's adoption. The aggregate number of new shares available to be issued under the EMI Plan, when aggregated with new shares available to be issued under the SIP and the 2005 Unapproved Plan, shall not exceed 10,000,000 ordinary shares of the Company.

In addition, for purpose of the EMI framework under applicable UK law, the maximum value of shares that could be granted under EMI qualifying options in any three year period to any one individual is GBP100,000, calculated at the date of grant. This includes any options granted under any other UK Inland Revenue approved company share option plans. After that period, when options are exercised they may then be topped up. There is no maximum number of employees in any company who may hold EMI options at any one time, although the aggregate initial market value of shares under EMI options at any one time may not exceed GBP3,000,000.

Alterations to the Plan

The Board of Directors could, at any time, alter or add to the rules of the EMI Plan in any respect, provided that the prior approval of shareholders was obtained for any alterations or additions to the advantage of participants in respect of the rules governing eligibility, the limits on participation, the terms of exercise, the rights attaching to the shares acquired and the adjustment of options in the event of a variation of share capital. The Board of Directors could also amend or vary the performance conditions for existing awards to take account of technical changes, for example, changes in accounting standards, as long as the amended performance condition was in the opinion of the Board of Directors no less challenging than the original condition. The requirement to obtain the prior approval of shareholders would not, however, apply to any minor alteration made to benefit the administration of the EMI Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for Futuremedia PLC or any of its subsidiaries.

Any amendments to the EMI Plan will also be subject to applicable shareholder approval requirements under the rules of The Nasdaq Stock Market.

Appendix III

Summary of the Principal Terms of the Unapproved Share Option Plan ("the 2005 Unapproved Plan").

Introduction

The purpose of the 2005 Unapproved Plan would be to provide employees with shares in Futuremedia PLC to give them a continuing stake in the company.

The Board has been considering ways in which employees, officers, directors, consultants and advisors of the Company and its subsidiaries, and any other person who is determined by the Board (or a committee thereof) to have made (or is expected to make) contributions to the Company, can be rewarded in accordance with the performance of the Company. It is important for the future development of the Company that such persons are encouraged to identify their interests with those of the Company's shareholders. The Board has concluded that these objectives can be best satisfied by the introduction of a new option plan.

The 2005 Unapproved Plan was approved by the Board of Directors on May 19, 2005 and commenced on that date; provided any exercise of options under the 2005 Unapproved Plan is subject to prior approval of the Plan by the Company's shareholders. The 2005 Unapproved Plan will be overseen by the Board or a duly authorised committee of the Board.

Eligibility and Grant of Options

The Board will, at its discretion, select who will participate under the 2005 Unapproved Plan. Participants may include employees, officers, directors, consultants and advisors of the Company and its subsidiaries, and any other person who is determined by the Board (or a committee thereof) to have made (or is expected to make) contributions to the Company. Options would only become exercisable once any conditions stipulated by the Board have been satisfied. Options would be exercisable over a period of up to 10 years from the date of grant. Subject to the terms and conditions of the 2005 Unapproved Plan, the Board has complete authority to:

o     Specify the persons to whom options will be granted;
o     Specify the number of shares covered by an option;
o     Specify the price paid for each share under the option;
o     Specify the date upon which the option will become exercisable;
o     Specify the date upon which the option will lapse; and
o Make or alter any restrictions or conditions upon the options or upon the exercise of the options.

Exercise of Options

Options will not be exercisable later than 10 years from the date of grant provided that any conditions set by the Board have been satisfied. Options granted to employees in the UK will normally be subject to certain conditions regarding payment of UK tax obligations arising in connection with the options.

Any unexercised option will lapse upon the date specified in the grant of the option. If the option holder leaves employment for any reason or ceases to be a director for any reason, the option may be exercised for a period of six months. In the event of the death of an option holder, the option may be exercised by the option holder's personal representatives for a period of 12 months from the date of the option holder's death.

If an offer is made to all the shareholders to acquire all or a majority of the issued shares of the Company, subject to certain conditions and limitations, the option holder may exercise his or her options within six months of the offeror taking control of the Company. All options that remain unexercised after this point in time will lapse. In addition, if another company obtains control of the Company, subject to certain conditions and limitations, an option holder may release any unexercised options he or she may hold in consideration for the grant of new options by agreement with the acquiring company.

In the case of a voluntary winding-up of the Company by resolution at a general meeting, any unexercised option may be exercised within 28 days' of the date said resolution becomes effective. All unexercised options shall lapse immediately if the Company is wound-up otherwise than in the event of a voluntary winding-up

Option Price

Subject to the terms of conditions of the 2005 Unapproved Plan, the price per share at which an option may be exercised may not be less than the market value of the Company's American Depositary Shares ("ADSs") as reported by the NASDAQ SmallCap Market (or any other national or international securities exchange on which the shares are traded) at the time of grant.

Terms of Issue

Any shares allotted would rank equally with all other issued shares of the Company save that if the shares were allotted after the record date for a dividend, rights issue or other distribution, the shares would not be entitled to participate in the relevant dividend, rights issue or other distribution.

2005 Unapproved Plan Limits

No options may be granted under the 2005 Unapproved Plan more than 10 years from the date of the Plan's adoption. The aggregate number of new shares available to be issued under the 2005 Unapproved Plan, when aggregated with new shares available to be issued under the SIP and the EMI Plan, shall not exceed 10,000,000 ordinary shares of the Company.

Existing Options under the 2005 Unapproved Plan

The Board has previously granted certain options which are deemed to be governed by the 2005 Unapproved Plan. In accordance with the terms and conditions of the 2005 Unapproved Plan, the exercise of these and all future options granted under it is expressly subject to the prior approval of the 2005 Unapproved Plan by the Company's shareholders. The options already granted (or expected to be granted), which are summarised below, are included under the "2005 Unapproved Plan Limits" described above.

Option Holder                          Number of Shares                    Exercise Price
-------------                          ----------------                    --------------
Leonard M. Fertig, CEO and Director    500,000                             $0.74
John Schwallie, Director               6,027                               $0.535
Mick Pilsworth, Director               6,027                               $0.535
Michiel Steel, Director                6,027                               $0.535


The options granted to Mr. Fertig were previously announced by the Company in a press release dated 2 February 2005. As previously disclosed, these options were granted to Mr. Fertig as part of his CEO compensation package.

The options granted to Mr. Schwallie, Mr. Pilsworth and Mr. Steel were granted in connection with their appointments as independent Directors of the Company (as previously announced in a press release dated 21 March 2005) and comprise part of the Company's standard compensation package for non-employee directors.

Following public announcement of the Company's results of the fiscal year ended 30 April 2005 (which at the time of mailing of this letter is expected to occur by the end of June 2005), it is expected that additional options will be granted to the Company's non-employee directors in accordance with the Company's standard compensation packages for its Chairman and other non-employee directors. Such options will have an exercise price equal to the market value of the shares at the time of grant. It is expect that options to purchase 50,000 shares will be granted to each of Mr. Schwallie, Mr. Pilsworth and

Mr. Steel, and that options to purchase 75,000 shares will be granted to Jan Vandamme, the Company's Chairman.

Alterations to the Plan

Subject to certain limitations, the 2005 Unapproved Plan may be altered in whole or in part by resolution of the Board of Directors and provided that any material amendments (including without limitation any material increase in the number of shares to be issued under the Plan) shall be subject to applicable shareholder approval requirements under the rules of The Nasdaq Stock Market.

                            DETACH PROXY CARD HERE

                                                      |X|
           Mark, Sign, Date and                  Votes must be
           Return the Proxy Card                 indicated (x) in
           Promptly Using the                    Black or Blue ink
           Enclosed Envelope

                                                                                             FOR                    AGAINST
       1.   That the Futuremedia PLC Share Incentive Plan ("SIP"), details of
            which are set out in a letter to shareholders dated June 17, 2005,               |_|                        |_|
            be and is hereby approved, and that the directors be authorized to implement the SIP and to allot and issue shares under the SIP in accordance with its terms.

       2.   That the Futuremedia PLC Enterprise Management Incentive Plan
            ("EMI"), details of which are set out in a letter to shareholders
            dated Jun 17, 2005, be and is hereby approved and that the directors             |_|                        |_|
            be authorized to implement the EMI to grant options under this plan to eligible individuals and to allocate and issue shares pursuant to the exercise of such options.

       3.   That the Futuremedia PLC 2005 Unapproved Share Option Scheme ("2005
            Unapproved Plan"), details of which are set out in a letter to
            shareholders dated June 17, 2005, be and is hereby approved and that             |_|                        |_|
            the directors be authorized to implement the 2005 Unapproved Plan, to grant options under this plan to eligible individuals and to allocate allot and Issue shares pursuant to the exercise of such options.
                                                                                    To change your address, please mark this box.|_|
                                                                            --------------------------------------------------------
                                                                                                    SCAN LINE
                                                                            --------------------------------------------------------

  The Voting Instruction must be signed by the person in whose name the relevant
  Receipt is registered on the books of the Depositary. In the case of a
  Corporation, the Voting Instruction must be executed by a duly authorized
  Officer or attorney
                                                                           --------------------------------  -----------------------
                                                                           --------------------------------  -----------------------
                                                                           Date     Share Owner sign here    Co-Owner sign here

                                 Futuremedia PLC

               Instructions to THE BANK OF NEW YORK, as Depositary
              (Must be received prior to 5:00 PM on July 21, 2005)

                The undersigned registered holder of American Depositary Shares here by requests and instructs The Bank of New York, as Depositary, through its Agent, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Deposited Securities underlying the American Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on June 10, 2005 at the Extraordinary General Meeting of Futuremedia PLC to be held on July 28, 2005, in respect of the resolutions specified on the reverse hereof.

         NOTES:

         Instructions as to voting on the specified resolutions should be Indicated by an "X" in the appropriate box. The Depositary shall not vote the amount of shares underlying an ADS except in accordance with instructions from the holder of such ADS.

                                                       FUTUREMEDIA PLC
                                                       P.O. BOX 11085
                                                       NEW YORK, N.Y. 10203-0065

         To include any comments, please mark this box |_|



       Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.